UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         Barrett Business Services, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   68463 10 8
                                 (CUSIP Number)

                                 March 15, 2004
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /   Rule 13d-1(b)

      / /   Rule 13d-1(c)

      /X/   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP NO. 68463 10 8
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Nancy B. Sherertz
--------------------------------------------------------------------------------

2.       Check the appropriate box if a Member of a Group (See Instructions) N/A

                  a)    [ ]
                  b)    [ ]
--------------------------------------------------------------------------------
3.       SEC use only: .........................................................
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:
         United States of America
--------------------------------------------------------------------------------
Number of      5. Sole Voting Power: 1,262,510*
Shares         -----------------------------------------------------------------
Beneficially   6. Shared Voting Power: -0-
Owned by       -----------------------------------------------------------------
Each           7. Sole Dispositive Power: 1,262,510*
Reporting      -----------------------------------------------------------------
Person With    8. Shared Dispositive Power: -0-
--------------------------------------------------------------------------------
9.                Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  1,262,510*
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
--------------------------------------------------------------------------------
11.               Percent of Class Represented by Amount in Row 9: 22.4%
--------------------------------------------------------------------------------
12.               Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

                               Page 2 of 5 pages

Item 1
            (a)   Name of Issuer: Barrett Business Services, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                  4724 S.W. Macadam Avenue, Portland, Oregon 97239

Item 2
            (a)   Name of Person Filing: Nancy B. Sherertz

            (b)   Address of Principal Business Office, or, if none,  Residence:
                  27023 Rigby Lot Road, Easton, MD 21601

            (c)   Citizenship: United States of America

            (d)   Title of Class of Securities: Common Stock, $.01 par value

            (e)   CUSIP Number: 68463 10 8

Item 3 If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

            (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b)   / / Bank as defined  in section  3(a)(6) of the Act (15 U.S.C.
                  78c).

            (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   /   /   An    investment    adviser   in    accordance    with
                  ss.240.13d-1(b)(1)(ii)(E);

            (f) / / An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

            (g) / / A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);


                               Page 3 of 5 pages

            (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   / / Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4            Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

                  (a)   Amount Beneficially Owned: 1,262,510*

                  (b)   Percent of Class: 22.4%

                  (c)   Number of shares as to which the person has:

                        (i)      Sole  power  to vote  or to  direct  the  vote:
                                 1,262,510*

                        (ii)     Shared power to vote or to direct the vote: -0-

                        (iii)    Sole   power  to   dispose  or  to  direct  the
                                 disposition of: 1,262,510*

                        (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5            Ownership of Five Percent or Less of a Class: N/A

Item 6            Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person: N/A

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                  Company: N/A

                                Page 4 of 5 pages

Item 8            Identification and Classification of Members of the Group: N/A

Item 9            Notice of Dissolution of Group: N/A

Item 10           Certification:  N/A


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Dated:      March 31, 2004

                                          Signature:  /s/ Nancy B. Sherertz
                                                      ---------------------

                                          Name/Title: Nancy B.Sherertz

* This number includes indirect beneficial ownership of 3,310 shares held by the reporting person's minor children, which she disclaims.


ATTENTION:        Intentional  misstatements  or  omissions  of fact  constitute federal criminal violations (See 18 USC Section 1001)